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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934

                                 WAVERLY, INC.

                           (Name of Subject Company)

                              MP ACQUISITION CORP.

                        WOLTERS KLUWER U.S. CORPORATION

                               WOLTERS KLUWER NV

                                   (Bidders)

                    COMMON STOCK, $2.00 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                            943614107 (COMMON STOCK)

                     (CUSIP Number of Class of Securities)

                              MR. PETER W. VAN WEL

                     c/o Wolters Kluwer United States Inc.
                             161 North Clark Street
                                   48th Floor
                            Chicago, Illinois 60601
                                 (312) 425-7010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                        Pryor, Cashman, Sherman & Flynn
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

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    This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 of
MP Acquisition Corp., a Maryland corporation (the "Offeror"), Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer") filed with the Securities and Exchange Commission on February 18, 1998, relating to the tender offer (the "Offer") for all outstanding shares of common stock, par value $2.00 per share of Waverly, Inc., a Maryland corporation (the "Company"), as follows:

Item 10.  ADDITIONAL INFORMATION

    Item 10(f) is hereby amended to add the following information:

    The proposed merger between Waverly and the Offeror is undergoing routine review by the Department of Justice, Antitrust Division (the "Department"), under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"). In furtherance of such review, Wolters Kluwer has received a request for additional information. The Company has informed Wolters Kluwer that it has received a similar request. The HSR waiting period for the transaction, which was to expire on March 4, 1998, will be extended until 10 days after Wolters Kluwer substantially complies with such request. Wolters Kluwer intends to comply expeditiously with the Department's request and has been informed that the Company also intends to comply expeditiously with the Department's request. The merger is to take place following the completion of the Offer which commenced on February 18, 1998 and is due to expire on March 17, 1998. It is anticipated that the tender offer period will be extended until the Department's HSR review has been completed.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated: March 6, 1998                         MP Acquisition Corp.

                                             By:        /s/ BRUCE C. LENZ
                                                        ------------------------------------------
                                                        Name: Bruce C. Lenz
                                                        Title: Vice President, Treasurer and
                                                        Secretary
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: March 6, 1998                         Wolters Kluwer U.S. Corporation

                                             By:        /s/ BRUCE C. LENZ
                                                        ------------------------------------------
                                                        Name: Bruce C. Lenz
                                                        Title: Executive Vice President
                                                             and Chief Financial Officer
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: March 6, 1998                         Wolters Kluwer nv

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: Member of the Executive Board
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